Exhibit 99.1

Weibo Announces Second Quarter 2026 Unaudited Financial Results

Hong Kong, China – August 19, 2026 – Weibo Corporation (“Weibo” or the “Company”) (Nasdaq: WB and HKEX: 9898), a leading social media in China, today announced its unaudited financial results for the second quarter ended June 30, 2026.

“We delivered a solid quarter,” said Gaofei Wang, CEO of Weibo. “On the user front, with our continued efforts to improve user quality and drive user retention through information feed revamp, we saw solid engagement among our core users and increased consumption in the information feeds. Video consumption continued to improve, supported by better content distribution within our revamped feed and increased supply of high quality contents. On the monetization front, we focused on bringing Weibo’s unique value on content marketing to more advertisers and enhancing advertising performance through AI integration. We saw solid performance of certain pillar industries and good momentum of celebrity marketing. On the AI front, we made solid progress in the integration of AI to enhance our product, content and monetization systems.”

Second Quarter 2026 Highlights

•	Net revenues were US$453.8 million, an increase of 2% year-over-year or a decrease of 4% year-over-year on a constant currency basis [1].
•	Advertising and marketing revenues were US$381.0 million, a decrease of 1% year-over-year or a decrease of 6% year-over-year on a constant currency basis [1].
•	Value-added services ("VAS") revenues were US$72.9 million, an increase of 19% year-over-year or an increase of 12% year-over-year on a constant currency basis [1].
•	Income from operations was US$118.9 million, representing an operating margin of 26%.
•	Net income attributable to Weibo’s shareholders was US$67.4 million and diluted net income per share was US$0.26.
•	Non-GAAP income from operations was US$125.4 million, representing a non-GAAP operating margin of 28%.
•	Non-GAAP net income attributable to Weibo’s shareholders was US$102.7 million and non-GAAP diluted net income per share was US$0.38.
•	Monthly active users ("MAUs") were 561 million in June 2026.
•	Average daily active users ("DAUs") were 254 million in June 2026.

[1] We define constant currency (non-GAAP) by assuming that the average exchange rate in the second quarter of 2026 was the same as it was in the second quarter of 2025, or RMB7.23=US$1.00.

Second Quarter 2026 Financial Results

For the second quarter of 2026, Weibo’s total net revenues were US$453.8 million, an increase of 2% compared to US$444.8 million for the same period last year.

Advertising and marketing revenues for the second quarter of 2026 were US$381.0 million, a decrease of 1% compared to US$383.4 million for the same period last year. Advertising and marketing revenues excluding advertising revenues from Alibaba were US$341.8 million, a decrease of 2% compared to US$347.6 million for the same period last year. The decrease was primarily due to the descending trend of advertising demands from handset and online game sectors year-over-year, and was partially offset by increase of advertising revenues from internet service and automobile sectors as well as favorable foreign exchange impact on the reported numbers from the overall appreciation of RMB against the U.S. dollar (“foreign exchange impact”) on a year-over-year basis. Advertising and marketing revenues from Alibaba were US$39.2 million, an increase of 10% compared to US$35.7 million for the same period last year. The increase was primarily attributable to the favorable foreign exchange impact on the reported numbers on a year-over-year basis and a modest increase in advertising demands from Alibaba mainly due to its AI application promotion.

VAS revenues for the second quarter of 2026 were US$72.9 million, an increase of 19% compared to US$61.4 million for the same period last year, primarily attributable to additional revenues of one-off ticket proceeds from off-line activities held by Weibo, and solid growth from membership service as well as favorable foreign exchange impact on the reported numbers on a year-over-year basis.

Costs and expenses for the second quarter of 2026 totaled US$335.0 million, an increase of 12% compared to US$299.2 million for the same period last year, mainly due to the increases in ad production costs and marketing expenses.

Income from operations for the second quarter of 2026 was US$118.9 million, compared to US$145.6 million for the same period last year. Operating margin was 26%, compared to 33% last year. Non-GAAP income from operations was US$125.4 million, compared to US$161.8 million for the same period last year. Non-GAAP operating margin was 28%, compared to 36% last year.

Non-operating loss for the second quarter of 2026 was US$27.8 million, compared to non-operating income of US$12.8 million for the same period last year. Non-operating loss for the second quarter of 2026 mainly included (i) loss from fair value change of investments of US$22.8 million, which was excluded under non-GAAP measures; and (ii) net interest and other loss of US$5.1 million.

Income tax expenses for the second quarter of 2026 were US$23.0 million, compared to US$31.7 million for the same period last year. The decrease in tax expenses was mainly due to lower income before tax in the second quarter of 2026 compared to the same period last year.

Net income attributable to Weibo’s shareholders for the second quarter of 2026 was US$67.4 million, compared to US$125.7 million for the same period last year. Diluted net income per share attributable to Weibo’s shareholders for the second quarter of 2026 was US$0.26, compared to US$0.48 for the same period last year. Non-GAAP net income attributable to Weibo’s shareholders for the second quarter of 2026 was US$102.7 million, compared to US$143.2 million for the same period last year. Non-GAAP diluted net income per share attributable to Weibo’s shareholders for the second quarter of 2026 was US$0.38, compared to US$0.54 for the same period last year.

As of June 30, 2026, Weibo’s cash, cash equivalents and short-term investments totaled US$2.64 billion. For the second quarter of 2026, cash provided by operating activities was US$50.5 million, capital expenditures totaled US$3.1 million, and depreciation and amortization expenses amounted to US$15.7 million.

Conference Call

Weibo's management team will host a conference call from 7:00 AM to 8:00 AM Eastern Time on August 19, 2026 (or 7:00 PM to 8:00 PM Hong Kong Time on August 19, 2026) to present an overview of the Company's financial performance and business operations.

Participants who wish to dial in to the teleconference must register through the below public participant link. Dial-in and instructions will be provided in the confirmation email upon registering.

Participants Registration Link:

https://register-conf.media-server.com/register/BI4542e6edec00491e9198327b87da5adb

Additionally, a live and archived webcast of this conference call will be available at http://ir.weibo.com.

Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures: non-GAAP income from operations, non-GAAP net income attributable to Weibo’s shareholders, non-GAAP diluted net income per share attributable to Weibo’s shareholders and adjusted EBITDA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets resulting from business acquisitions, net results of impairment and provision on investments, gain/loss on sale of investments and fair value change of investments, non-GAAP to GAAP reconciling items on the share of equity method investments, non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests, income tax effects related to the amortization of intangible assets resulting from business acquisitions and fair value change of investments (other non-GAAP to GAAP reconciling items have no tax effect), and amortization of issuance cost of convertible senior notes, unsecured senior notes and long-term loans. Adjusted EBITDA represents non-GAAP net income attributable to Weibo’s shareholders before interest income/expense, net, income tax expenses/benefits, and depreciation expenses.

The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains/losses and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to non-GAAP financial measures used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP financial measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

About Weibo

Weibo is a leading social media for people to create, share and discover content online. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation and content distribution. Any user can create and post a feed and attach multi-media and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to companies of all sizes. Weibo generates a substantial majority of its revenues from the sale of advertising and marketing services, including the sale of social display advertisement and promoted marketing offerings. Weibo displays content in a simple information feed format and offers native advertisement that conforms to the information feed on our platform. We are continuously refining our social interest graph recommendation engine, which enables our customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Among other things, Weibo’s expected financial performance and strategic and operational plans, as described, without limitation, in quotations from management in this press release, contain forward-looking statements. Weibo may also make written or oral forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to sustain or grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual reports on Form 20-F and other filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Email: ir@staff.weibo.com

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars and in thousands for shares, except per share data)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2026	2025	2026
Net revenues:
Advertising and marketing	$383,352	$380,974	$722,458	$750,729
Value-added services	61,446	72,852	119,195	124,422
Net revenues	444,798	453,826	841,653	875,151

Costs and expenses:
Cost of revenues (1)	103,451	129,804	192,253	247,547
Sales and marketing (1)	109,747	118,752	205,557	231,049
Product development (1)	78,068	75,425	154,089	148,922
General and administrative (1)	7,962	10,986	33,874	17,853
Total costs and expenses	299,228	334,967	585,773	645,371
Income from operations	145,570	118,859	255,880	229,780

Non-operating income (loss):
Investment related income (loss), net	(3,112)	(22,755)	5,245	(57,786)
Interest and other income (loss), net	15,945	(5,088)	29,691	(29,972)
	12,833	(27,843)	34,936	(87,758)

Income before income tax expenses	158,403	91,016	290,816	142,022
Less: Income tax expenses	31,705	22,958	55,996	38,630

Net income	126,698	68,058	234,820	103,392
Less: Net income attributable to non-controlling interests	429	391	763	815
Accretion to redeemable non-controlling interests	584	290	1,408	485
Net income attributable to Weibo’s shareholders	$125,685	$67,377	$232,649	$102,092

Basic net income per share attributable to Weibo’s shareholders	$0.53	$0.28	$0.98	$0.43
Diluted net income per share attributable to Weibo’s shareholders	$0.48	$0.26	$0.88	$0.39

Shares used in computing basic net income per share attributable to Weibo’s shareholders	238,632	239,462	238,459	239,414
Shares used in computing diluted net income per share attributable to Weibo’s shareholders	268,346	271,550	267,429	270,841

(1) Stock-based compensation in each category:
Cost of revenues	$980	$184	$2,219	$630
Sales and marketing	2,234	351	5,163	1,138
Product development	5,340	792	12,180	2,712
General and administrative	3,465	784	7,504	2,167

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As of
	December 31,	June 30,
	2025	2026
Assets
Current assets:
Cash and cash equivalents	$2,298,941	$1,639,148
Restricted cash	-	2,413
Short-term investments	106,139	997,443
Accounts receivable, net	400,209	337,565
Prepaid expenses and other current assets	330,356	338,480
Amount due from SINA(1)	441,143	440,269
Current assets subtotal	3,576,788	3,755,318

Property and equipment, net	282,442	278,021
Goodwill and intangible assets, net	265,573	264,019
Long-term investments	1,663,346	1,602,826
Other non-current assets	1,303,037	1,245,549
Total assets	$7,091,186	$7,145,733

Liabilities, Redeemable Non-controlling Interests and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable	$248,977	$257,954
Accrued expenses and other current liabilities	648,492	629,964
Income taxes payable	80,049	58,565
Deferred revenues	78,315	100,160
Current liabilities subtotal	1,055,833	1,046,643

Long-term liabilities:
Convertible senior notes	323,944	325,515
Unsecured senior notes	745,630	746,114
Long-term loans	793,976	795,808
Other long-term liabilities	164,240	166,215
Total liabilities	3,083,623	3,080,295

Redeemable non-controlling interests	32,828	17,791

Shareholders’ equity:
Weibo shareholders’ equity	3,920,729	3,991,172
Non-controlling interests	54,006	56,475
Total shareholders’ equity	3,974,735	4,047,647
Total liabilities, redeemable non-controlling interests and shareholders’ equity	$7,091,186	$7,145,733

(1) Included short-term loans to and interest receivable from SINA of US$401.9 million as of December 31, 2025 and US$397.0 million as of June 30, 2026.

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands of U.S. dollars and in thousands for shares, except per share data)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2026	2025	2026
Income from operations	$145,570	$118,859	$255,880	$229,780
Add: Stock-based compensation	12,019	2,111	27,066	6,647
Amortization of intangible assets resulting from business acquisitions	4,161	4,410	8,283	8,755
Non-GAAP income from operations	$161,750	$125,380	$291,229	$245,182

Net income attributable to Weibo’s shareholders	$125,685	$67,377	$232,649	$102,092
Add: Stock-based compensation	12,019	2,111	27,066	6,647
Amortization of intangible assets resulting from business acquisitions	4,161	4,410	8,283	8,755
Investment related gain/loss, net (1)	3,112	22,755	(5,245)	57,786
Non-GAAP to GAAP reconciling items on the share of equity method investments	(2,642)	6,489	(1,603)	24,265
Non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests	(578)	(530)	(1,070)	(1,054)
Tax effects on non-GAAP adjustments (2)	(485)	(1,893)	(1,219)	(7,787)
Amortization of issuance cost of convertible senior notes, unsecured senior notes and long-term loans	1,943	1,943	3,886	3,886
Non-GAAP net income attributable to Weibo’s shareholders	$143,215	$102,662	$262,747	$194,590

Non-GAAP diluted net income per share attributable to Weibo’s shareholders	$0.54 *	$0.38 *	$0.99 *	$0.73 *

Shares used in computing GAAP diluted net income per share attributable to Weibo’s shareholders	268,346	271,550	267,429	270,841
Shares used in computing non-GAAP diluted net income per share attributable to Weibo’s shareholders	268,346	271,550	267,429	270,841

Adjusted EBITDA:
Net income attributable to Weibo’s shareholders	$125,685	$67,377	$232,649	$102,092
Non-GAAP adjustments	17,530	35,285	30,098	92,498
Non-GAAP net income attributable to Weibo’s shareholders	143,215	102,662	262,747	194,590
Interest income, net	(10,098)	(5,396)	(24,084)	(3,002)
Income tax expenses	32,190	24,851	57,215	46,417
Depreciation expenses	10,363	11,049	19,512	21,914
Adjusted EBITDA	$175,670	$133,166	$315,390	$259,919

Net revenues	$444,798	$453,826	$841,653	$875,151

Non-GAAP operating margin	36%	28%	35%	28%

(1)	To adjust impairment and provision on investments, gain/loss on sale of investments and fair value change of investments.

(2)	To adjust the income tax effects of non-GAAP adjustments, which primarily related to amortization of intangible assets resulting from business acquisitions and fair value change of investments. Other non-GAAP adjustment items have no tax effect, because (i) they were recorded in entities established in tax free jurisdictions, or (ii) full valuation allowances were provided for related deferred tax assets as it is more-likely-than-not they will not be realized.

*	Net income attributable to Weibo’s shareholders is adjusted for interest expense of convertible senior notes for calculating diluted EPS.

WEIBO CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(In thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2026	2025	2026
Net revenues
Advertising and marketing
Non-Ali advertisers	$347,610	$341,815	$644,104	$668,318
Alibaba	35,742	39,159	78,354	82,411
Subtotal	383,352	380,974	722,458	750,729

Value-added services	61,446	72,852	119,195	124,422
	$444,798	$453,826	$841,653	$875,151